UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

                                       or

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from              to
                                          ------------    ------------

                         Commission File Number 1-14036


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                DST SYSTEMS, INC.
                              333 West 11th Street
                           Kansas City, Missouri 64105

DST Systems, Inc. 401(k) Profit Sharing Plan
Index to Financial Statements and Supplemental Information
--------------------------------------------------------------------------------


                                                                          Page

Report of Independent Registered Public Accounting Firm                    1

Financial Statements:

     Statement of Net Assets Available for Benefits                        2

     Statement of Changes in Net Assets Available for Benefits             3

     Notes to Financial Statements                                       4-12

Supplemental information*                                              Schedule

     Schedule H, line 4i - Schedule of Assets (Held At End of Year)        I



Exhibit Index


Signature



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm

To the Participants and the Advisory Committee of the DST Systems, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems, Inc. 401(k) Profit Sharing Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described under the heading "restatement" in Note 1 and as further described in Note 5, the Plan's financial statements for the year ended December 31, 2004 have been restated.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
July 12, 2006

DST Systems, Inc. 401(k) Profit Sharing Plan
Statement of Net Assets Available for Benefits
--------------------------------------------------------------------------------



                                                      December 31,
                                              -----------------------------
                                                   2005            2004
                                              -------------   -------------
                                                                (restated)

ASSETS
Cash and cash equivalents                     $           7  $       33,125
                                              -------------   -------------
Investments:
   Mutual funds                                 237,228,206     248,926,016
   DST common stock                              23,406,118      27,256,363
   Investment in master trust                   340,707,934     317,117,474
   Collateral held on loaned securities          21,222,600      10,843,200
   Loans to participants                          7,528,946       7,295,973
                                              -------------   -------------
      Total investments                         630,093,804     611,439,026
                                              -------------   -------------


Receivables:
   Employer                                      18,542,367      22,179,626
   Participants                                     908,059       1,029,333
   Investment income and other                      183,469         562,273
                                              -------------   -------------
                                                 19,633,895      23,771,232
                                              -------------   -------------


LIABILITIES
Due to broker for securities purchased            1,353,122       1,931,307
Payable for collateral on loaned securities      21,222,600      10,843,200
                                              -------------   -------------
    Total liabilities                            22,575,722      12,774,507
                                              -------------   -------------
Net assets available for benefits             $ 627,151,984   $ 622,468,876
                                              =============   =============






The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                 Year Ended December 31,
                                              -----------------------------
                                                   2005            2004
                                              -------------   -------------
                                                                (restated)

Additions:
   Investment income:
     Dividends, interest and other income     $   4,051,862   $   3,440,850
     Net appreciation in fair value of
       investments                               18,405,656      27,364,479
     Net appreciation in fair value of
       investment in master trust                34,841,466      27,344,262
                                              -------------   -------------
                                                 57,298,984      58,149,591
                                               -------------   -------------

   Contributions:
     Employer                                    31,418,775      34,883,324
     Participants                                35,392,314      32,028,374
                                              -------------   -------------
                                                 66,811,089      66,911,698
                                               -------------   -------------
       Total additions                          124,110,073     125,061,289

Deductions:
   Distributions:
     Benefits to participants                  (119,132,651)    (29,573,417)
     Administrative expenses                       (294,314)       (125,581)
                                              -------------   -------------
                                               (119,426,965)    (29,698,998)
                                               -------------   -------------

   Net change in net assets available for
     benefits before plan transfers               4,683,108      95,362,291

   Plan transfers:
     Transfer from lock\line, LLC 401(k)
       retirement plan                                            1,306,261
     Transfer to Rapid Solutions Group profit
       sharing plan                                             (10,445,499)
                                               -------------   -------------

   Net change in net assets available for
     benefits                                      4,683,108     86,223,053
   Net assets available for benefits:

     Beginning of year                           622,468,876    536,245,823
                                              -------------   -------------
     End of year                              $  627,151,984  $ 622,468,876
                                               =============   =============



The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

The DST Systems, Inc. 401(k) Profit Sharing Plan (the "Plan") is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

On June 11, 2004, the lock\line, LLC 401(k) Retirement Plan was merged into the Plan. The net assets available for the lock\line, LLC 401(k) Retirement Plan at June 11, 2004 are shown as a transfer into the Plan on the Plan's financial statements for the year ended December 31, 2004.

On January 26, 2004, the Plan transferred net assets to the Rapid Solutions Group Profit Sharing Plan in connection with the completion of the Janus Capital Group Inc. exchange.

SPONSOR
The Plan Sponsor is DST Systems, Inc. ("DST", the "Employer" or the "Sponsor"). Certain of its subsidiaries and affiliates participate in the Plan.

TRUSTEE AND INVESTMENT MANAGER
The trustee of the Plan is Marshall & Ilsley Trust Company N.A. (the "Trustee"). The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement. One of the Plan's investments (the Marshall Money Market Fund) is a mutual fund that is managed by an affiliate of the Trustee. Transactions related to this investment, therefore, qualify as party-in-interest transactions.

The investment manager of the DST Systems, Inc. Master Trust ("Master Trust") is Ruane, Cunniff, Goldfarb & Co., Inc. (the "Investment Manager"). For the years ended December 31, 2005 and 2004, the Sponsor paid management fees and expenses to the Investment Manager of $4,197,554 and $3,838,946, respectively.

ADMINISTRATION  OF THE PLAN
An advisory committee (the "Advisory Committee"), which consists of members who are selected by the Board of Directors of DST, has full power, authority and responsibility to control and manage the operations and administration of the Plan. All expenses of operating the Plan may be paid out of Plan assets, except to the extent the Sponsor decides to pay these expenses. Income from securities lending activities of the Plan and Master Trust is used to offset administrative expenses of the Plan. For the year ended December 31, 2005, securities lending income was sufficient to offset substantially all administrative expenses of the Plan with the remainder being paid by the Sponsor on behalf of the Plan. For the year ended December 31, 2004, the Plan incurred administrative expenses that were paid by the Sponsor in the amount of $400,392.

ELIGIBILITY
All employees of the Sponsor and participating subsidiaries and affiliates are eligible to participate in the Plan other than members of a collective bargaining unit, leased employees, nonresident aliens, and persons performing services for the Sponsor through an agreement with a third-party. The Plan entry date is the first day of the calendar month following the date an employee, other than seasonal or temporary employee, completes one hour of service. Seasonal and temporary employees must complete one year of service, as defined in the Plan document, prior to entering the Plan.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

CONTRIBUTIONS
Participant contributions are made through participant salary reductions and rollovers from other eligible retirement plans. Participants can contribute from 1% to 25% of their annual gross salary to the Plan, subject to Internal Revenue Service limitations ("highly compensated employees" may be subject to a lower limitation). Beginning in 2002, participants aged 50 or older may make additional contributions or "catch-up" contributions (subject to Internal
Revenue Service limitation) once they have satisfied the annual contribution maximum as set by law or other applicable limitation.

Sponsor contributions consist of a dollar-for-dollar match of the first 3% of participant salary reduction contributions. During the years ended December 31, 2005 and 2004, Sponsor matching contributions were $13,269,749 and $13,189,272, respectively.

In addition, the Sponsor may make discretionary profit sharing contributions. Generally, an employee must complete 1,000 hours of service during the Plan year and be employed on December 31 of the Plan year to be eligible to receive an allocation of discretionary profit sharing contributions for that year. During the years ended December 31, 2005 and 2004, Sponsor profit sharing discretionary contributions were $18,149,026 and $21,694,052, respectively.

PARTICIPANT ACCOUNTS
Each participant's account is credited with the participant's salary reduction contributions, matching contributions, profit sharing contributions, rollover contributions, forfeitures of terminated participants' non-vested accounts and an allocation of Plan earnings or losses. Allocations of earnings or losses are based on account balances. Discretionary contributions and forfeitures are allocated to participant accounts based on the proportion which the participant's eligible compensation bears to the aggregate eligible compensation of all participants for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING
Participants are always 100% vested in their own contributions, rollover contributions and catch-up contributions (as adjusted to reflect investment earnings and losses).

Generally, participants will become vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) in accordance with the following schedule:

                  Years of Service                   Percentage Vested
                  ----------------                   -----------------
                      less than 2                           0%
                  2 but less than 3                        20%
                  3 but less than 4                        40%
                  4 but less than 5                        60%
                      5 or more                           100%


INVESTMENT OPTIONS
Participants may direct their salary reduction contributions, catch-up contributions, matching contributions and rollover contributions into a variety of mutual fund investment options as made available by the Advisory Committee or into the DST Company Stock Fund, a unitized fund consisting primarily of DST common stock. The investment options contain different degrees of risks. Participants should refer to the respective fund prospectus for a more complete description of the investment

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

objectives of each fund. The Advisory Committee reserves the right to change the available investment options from time to time.

Participants may change their investment options daily.

All profit sharing contributions are invested by the Trustee as advised by the Investment Manager.

FORFEITURES
Forfeitures of unvested accounts are generally first used for the restoration of reemployed participants' forfeited amounts and then added to the profit sharing contribution and allocated accordingly. For the years ended December 31, 2005 and 2004, forfeitures of unvested accounts totaled $1,814,112 and $2,117,456, respectively.


DISTRIBUTION OF BENEFITS
Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal. A participant's normal retirement age is 59 1/2.

Unless the terminated participant otherwise elects, balances not exceeding $1,000 will be automatically distributed to the participant as a lump sum and balances ranging in value from $1,001 to $5,000 will be automatically distributed as an IRA rollover with Marshall & Ilsley Bank as soon as administratively practicable. Balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) will be distributed upon participant election as soon as administratively practicable but no later than April 1 of the Plan year following the Plan year in which age 70 1/2 is attained. Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments. Distributions shall be made in cash or, at the option of the Participant, in cash plus the number of whole shares of DST Common Stock allocated to the Participant's account. Participants under the age of 62 with balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) must consent to any distribution.

Upon death, all sums credited to the participant's account will be paid to the beneficiary or beneficiaries designated by the participant.

Distributions may also be made in the event of financial hardship of the participant. Certain restrictions apply.

During 2005, DST sold its wholly-owned subsidiaries, DST Innovis, Inc., DST Interactive, Inc., and Equiserve, Inc. (comprising approximately 2,200 employees). Benefits to participants were higher in 2005 as a result of the sale of these businesses and the termination of these employees.

PARTICIPANT LOANS Participants may borrow the lesser of $50,000 or 50% of their vested participant-directed accounts (subject to certain Plan and Internal Revenue Service limitations). Generally, loans must be repaid within five years. Loans bear a fixed rate of interest, which is set at loan origination using the Prime rate as published in the Wall Street Journal plus 1%. At December 31, 2005 and 2004, interest rates on participant loans ranged from 4.0% to 10.5%.

PLAN TERMINATION
The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination,

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan document.

RESTATEMENT
The accompanying financial statements of the Plan as of and for the year ended December 31, 2004 have been restated to reflect the effect of the Plan's and Master Trust's securities lending transactions. The effect of the restatement is as follows:


                                        ---------------------     --------------------
STATEMENT OF NET ASSETS                        Amounts                     As
AVAILABLE FOR BENEFITS                   Previously Reported            Restated
                                        ---------------------     --------------------

  Collateral held on loaned securities   $                          $    10,843,200
  Payable for collateral on loaned
    securities                                                           10,843,200

                                        ---------------------     --------------------
STATEMENT OF CHANGES IN NET ASSETS             Amounts                      As
AVAILABLE FOR BENEFITS                   Previously Reported             Restated
                                        ---------------------     --------------------

  Dividends, interest and other
    income                               $       3,436,234          $     3,440,850
  Net appreciation in fair value
    of investment in master trust               27,317,554               27,344,262
  Administrative expenses                           94,257                  125,581


The adjustments in the table above had no effect on the Plan's net assets available for benefits at December 31, 2004. Also, as described in Notes 3 and 5, the Plan has restated its disclosures as of and for the year ended December 31, 2004 related to its investment in the Master Trust to present the Master Trust's securities lending transactions on a gross basis. The Plan's securities lending activities are described more fully in Notes 4 and 5 to these financial statements.

2.   SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The accompanying financial statements are presented on the accrual basis of accounting, except for benefits to participants which are recorded upon distribution. Certain amounts in the prior year's financial statements have been reclassified to conform to the current year presentation.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
Short-term liquid investments with a maturity of three months or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

INVESTMENT VALUATION AND SECURITY TRANSACTIONS
Investments are recorded at fair value as determined by quoted prices in active markets. Investments in mutual funds and the DST Company Stock Fund are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments which consists of realized gains or losses and net unrealized appreciation or depreciation on those investments. The investments of the Master Trust are recorded at fair value as determined by quoted prices in active markets. Mutual funds held in the Master Trust are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. Common and preferred stocks held in the Master Trust are stated at fair value as determined by quoted prices on the last business day of the Plan year. Investment income of the Master Trust is allocated daily to participating plans based upon the fair value of participating plan interests in the Master Trust at the end of each day. Net assets of the Master Trust are allocated to participating plans based upon the value of the participating plan interests in the Master Trust at the beginning of the quarter plus actual contributions to the Master Trust and allocated investment income less actual distributions from the Master Trust. Loans to participants are valued at the current amount due from participants, which approximates fair value.


3.   PLAN INVESTMENTS

The following investments represent 5% or more of net assets available for benefits at year-end:

                                                     December 31,
                                         ------------------------------------
                                                 2005               2004
                                         ----------------    ----------------

Investment in master trust               $   340,707,934     $   317,117,474
Vanguard Institutional Index Fund                                 34,355,504


During the years ended December 31, 2005 and 2004, the Plan's participant-directed investments and non-participant directed investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:


                                                          Year Ended December 31,
                                        -----------------------------------------------------------
                                              2005                 2004                 2004
                                        -----------------    -----------------    -----------------
                                                                (restated)            (amounts
                                                                                     previously
                                                                                      reported)

Mutual funds                            $     15,998,860     $     21,852,654     $     21,852,654
DST common stock                               2,406,796            5,511,825            5,511,825
Investment in master trust                    34,841,466           27,344,262           27,317,554
                                        -----------------    -----------------    -----------------
                                        $     53,247,122     $     54,708,741     $     54,682,033
                                        =================    =================    =================

As described in Note 1 "Restatement", the Master Trust information included in the table above has been restated to reflect the effect of the Plan's securities lending transactions as of and for the year ended December 31, 2004.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

4.   SECURITIES LENDING TRANSACTIONS

The Plan engages in securities lending activities related to DST common stock. The Trustee serves as the lending agent for the Plan and loans these securities to approved brokers (the "Borrower"). The terms of the lending agreements require that loans are secured, initially by collateral (cash or U.S. government securities) having a market value equal to or greater than 102% of the market value of securities on loan. The market value of the securities on loan and of the collateral received is monitored daily. If at any time the value of the collateral falls below 100% of the market value of securities on loan, the borrower may be required to deliver additional collateral necessary to restore the 102% ratio. If the value of the collateral increases above 102% of the market value of securities on loan, the collateral in excess of the 102% ratio may be returned to the borrower. The Plan retains any income earned on the securities while on loan to the broker. In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities. In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole. The collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as both an asset and a liability, and has no effect on the net assets available for benefits of the Plan. As of December 31, 2005 and 2004, the Plan had DST common stock on loan with a market value of $20,623,575 and $10,481,760, respectively. Securities lending income for the Plan amounted to $6,016 and $4,616 for the years ended December 31, 2005 and 2004, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

To the extent that a loan of securities is secured by cash collateral, such collateral is invested in an investment collateral pool managed by the Trustee. The investment collateral pool invests primarily in investment grade instruments including, but not limited to, money market type instruments. At no time shall the weighted average maturity of the investment collateral pool investments exceed the weighted average term of the pool of loans by more than 15 days. In addition, the overall maturity of the investment collateral pool cannot exceed 30 days. Any income earned on investments in the investment collateral pool in excess of agency fees to the Trustee and of a rebate to the Borrower is earned by the Plan and is recorded as investment income.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


5.   MASTER TRUST

The Master Trust was established for the investment of assets of the Plan and other DST sponsored plans. Each participating plan has an undivided interest in the Master Trust. The investment in Master Trust is non-participant directed and is managed by the Investment Manager. At December 31, 2005 and 2004, the Plan's percentage ownership in the Master Trust is 76.5% and 75.7%, respectively. The following Master Trust disclosures represent 100% of the balances in the Master Trust.

As described in Note 1 "Restatement", the Master Trust information included below has been restated to reflect the effect of the Plan's securities lending transactions as of and for the year ended December 31, 2004.

The Master Trust's net assets by general type at year-end are as follows:


                                                               December 31,
                                        -----------------------------------------------------------
                                              2005                 2004                  2004
                                        -----------------    -----------------    -----------------
                                                                (restated)             (amounts
                                                                                      previously
                                                                                       reported)

Assets
   Mutual funds                         $      5,925,860     $     44,308,641     $      44,308,641
   Common stocks                             403,883,934          374,216,667           374,216,667
   Government securities                      26,773,562                1,634                 1,634
   Preferred stocks                            8,480,305
   Collateral held on loaned securities      262,584,067           83,966,302
   Other receivables                             489,404              334,018               334,018
                                        -----------------    -----------------    -----------------
      Total assets                           708,137,132          502,827,262           418,860,960


Liabilities
   Payable for collateral on loaned
     securities                              262,584,067           83,966,302
   Other liabilities                              49,465               37,406                37,406
                                        -----------------    -----------------    -----------------
        Total liabilities                    262,633,532           84,003,708                37,406
                                        -----------------    -----------------    -----------------
Net Assets                              $    445,503,600     $    418,823,554     $     418,823,554
                                        =================    =================    =================


As more fully described in Note 4, the Plan engages in securities lending activities. In addition to DST common stock, the Plan allows the Trustee to loan common stock held in the Master Trust to the Borrower. The terms and conditions of the Plan's securities lending arrangements described in Note 4 are identical to the securities lending arrangements for securities held in the Master Trust. The collateral received pursuant to securities lending transactions is reflected as both an asset and a liability of the Master Trust, and has no effect on the net assets of the Master Trust. As of December 31, 2005 and 2004, the Master Trust had common stocks on loan with a market value of $255,508,799 and $81,616,441, respectively. Securities lending income for the Master Trust amounted to $268,141 and $35,142 for the

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

years ended December 31, 2005 and 2004, respectively. Securities lending income is classified as interest income.

The Master Trust's total investment income by type is as follows:



                                      Year Ended December 31,
                     --------------------------------------------------------
                           2005                2004                2004
                     ----------------    ----------------    ----------------
                                            (restated)           (amounts
                                                                previously
                                                                 reported)

Interest             $     1,290,733     $       858,026     $       822,884
Dividends                  2,346,925           2,020,693           2,020,693
Net appreciation          41,654,998          32,484,963          32,484,963
                     ----------------    ----------------    ----------------
                     $    45,292,656     $    35,363,682     $    35,328,540
                     ================    ================    ================


The Master Trust's net appreciation (depreciation) of investments by type is as follows:

                                               Year Ended December 31,
                                        --------------------------------------
                                              2005                 2004
                                        -----------------    -----------------

Common stocks                                 41,613,075           32,657,865
Preferred stocks                                  42,314
Corporate debt                                                       (172,764)
Government securities                               (391)                (138)
                                        -----------------    -----------------
                                        $     41,654,998     $     32,484,963
                                        =================    =================


6.   RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

7. INCOME TAX STATUS OF THE PLAN
The Internal Revenue Service has determined and informed the Sponsor by a letter dated January 18, 2006, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination. The Advisory Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
--------------------------------------------------------------------------------



8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements as compared to the Form 5500:

                                                     December 31,
                                        --------------------------------------
                                              2005                 2004
                                        -----------------    -----------------

Net assets available for benefits
   according to the financial
   statements                           $    627,151,984     $    622,468,876
Amounts allocated to withdrawing
   participants                                  (44,451)             (36,929)
                                        -----------------    -----------------
Net assets available for benefits
   according to the Form 5500           $    627,107,533     $     622,431,947
                                        =================    ==================


The following is a reconciliation of benefits to participants according to the financial statements as compared to the Form 5500:

                                                                December 31,
                                                             ------------------
                                                                    2005
                                                             ------------------
Benefits to participants according
   to the financial statements                               $     119,132,651
Add:  Amounts allocated to withdrawing
   participants at December 31, 2005                                    44,451
Less:  Amounts allocated to withdrawing
   participants  at December 31, 2004                                  (36,929)
                                                             ------------------
 Benefits to participants according to the Form 5500         $     119,140,173
                                                             ==================


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date.

                                                                     Schedule I


                  DST Systems, Inc. 401(k) Profit Sharing Plan
                            EIN 43-1581814 / PIN 004

         Schedule H, line 4i -- Schedule of Assets (Held At End of Year)
                                December 31, 2005


      (a)       (b) Identity               (c) Description              (d) Cost                (e) Current Value

              American Century Value    Mutual Fund                $            (1)                  $ 8,886,617
              American Century Growth   Mutual Fund                             (1)                    6,576,001
              American Century Select   Mutual Fund                             (1)                    4,134,572
              American Century Ultra    Mutual Fund                             (1)                    9,917,033
              American Century
                International           Mutual Fund                             (1)                    3,680,464
              Davis NY Venture          Mutual Fund                             (1)                    8,491,089
              Dodge & Cox Balanced      Mutual Fund                             (1)                    9,788,129
              Dodge & Cox International Mutual Fund                             (1)                    8,204,449
       *      DST Systems, Inc.         Common Stock                            (1)                   23,406,118
       *      DST Systems, Inc. Master
                Trust                   Master Trust                        204,702,529              340,707,934
              Federated Prime Value
                Obligations             Mutual Fund                             (1)                    6,710,367
              Fidelity Advisor Growth   Mutual Fund                             (1)                    3,858,808
              Janus Fund                Mutual Fund                             (1)                   10,091,512
              Janus Enterprise          Mutual Fund                             (1)                   11,331,893
              Janus Mercury             Mutual Fund                             (1)                   16,826,594
              Janus Overseas            Mutual Fund                             (1)                   13,923,743
              Laudus Rosenberg
                 International          Mutual Fund                             (1)                    5,159,586
              Lord Abbett Affiliated
                 Class A                Mutual Fund                             (1)                    3,367,125
              Lord Abbett Bond
                 Debenture              Mutual Fund                             (1)                    1,799,121
              Managers Fund Special
                 Equity                 Mutual Fund                             (1)                    5,744,516
       *      Marshall & Ilsley
                 Collateral Pool        Money Market Fund                    21,222,600               21,222,600
       *      Marshall Money Market
                 Fund                   Mutual Fund                             (1)                      571,438
       *      Participant Loans
                 (Prime + 1%)           Participant Loans                       (1)                    7,528,946
              PIMCO Total Return        Mutual Fund                             (1)                    8,631,612
              Royce Total Return        Mutual Fund                             (1)                   14,482,072
              Standish Mellon Fixed
                 Income                 Mutual Fund                             (1)                    3,724,748
              T. Rowe Price Mid-cap
                 Growth                 Mutual Fund                             (1)                   19,504,733
              Vanguard Bond Index       Mutual Fund                             (1)                   18,025,418
              Vanguard Index 500        Mutual Fund                             (1)                   27,800,879
              Vanguard Value            Mutual Fund                             (1)                    5,995,687



* Indicates a party-in-interest
(1) In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments.

                                  EXHIBIT INDEX


23.1 Consent of PricewaterhouseCoopers LLP

                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN



July 13, 2006                   /s/ Kenneth V. Hager
                                --------------------------------------
                                Kenneth V. Hager
                                Vice President, Chief Financial Officer
                                and Treasurer